GLOBAL GOLD CORPORATION

VIA FACSIMILE 202-772-9368
And EDGAR


July 21, 2006

Mr. Karl Hiller
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Response to Comment Letter Dated July 14, 2006

Dear Mr. Hiller:

We are writing in response to your letter of July 14, 2006.

Unfortunately, as you may be aware, there is no PCAOB registered auditor in the former Soviet country of Armenia, and our auditor who was approved by our shareholders for 2005 would not have been able to travel to Armenia. In those circumstances, the Company retained Grant Thornton Amyot, LLC to perform audit services with our principal auditor and disclosed its report to give to the public a fair presentation of our financial statements.

In addition, the portion of the 2005 audit for which Grant Thornton Amyot was responsible was not material and did not play a substantial role in the preparation and furnishing of the audit report under PCAOB Rule 1001 (p)(ii). For the Company's 2006 audit, the shareholders have approved a new auditing firm. The size of the Company's operations has expanded substantially since the prior year. We are also preparing a draft Form 10-KSB Amended restating the relevant portions of the financial statements as unaudited which we will review with you first. Thereafter, we will prepare another draft Form 10-KSB Amended with the relevant portions of the financial statements audited by a PCAOB registered auditor which we will also review with you first.



      Global Gold Corporation o 45 East Putnam Avenue o Greenwich, CT 06830
                     Phone: 203.422.2300 o Fax: 203.422.2330

Mr. Karl Hiller
US Securities and Exchange Commission
July 21, 2006
Page 2


For further clarification we submit the following:

1. The audit reports of Grant Thornton Amyot were based on International Standards on Auditing. Public Company Accounting Oversight Board Rule 1001 (p) (ii) - addresses the use of a service provider other than the principal auditor. It provides an objective test for such a service provider, stating:

      "Play a Substantial Role in the Preparation and Furnishing of Audit Report
       -------------------------------------------------------------------------

       The phrase `play a substantial role in the preparation or furnishing of an audit report' means -

                      (1) to perform material services that a public accounting
                  firm uses or relies on in issuing all or part of its audit report with respect to any issuer, or

                      (2) to perform the majority of the audit procedures with
                  respect to a subsidiary or component or any issuer the assets or revenues of which constitute 20% or more of the consolidated assets or the revenue of such issuer necessary for the principal accountant to issue an audit report on the issuer."



         In addition, Note 2 to this rule provides "For purposes of paragraph 2 of this definition the phrase `subsidiary or component' is meant to include any subsidiary, division branch or other component of the issuer regardless of its form of organization and/or control relationship with the issuer."

2. Note 3 to Rule 1001 (p) (ii) provides that "For purposes of determining 20% or more of the consolidated `assets or revenues' the determination should be made the beginning of the issuers' fiscal year using prior year information and should be made only once during the issuer's fiscal year."

3. The Company, as a consolidated entity, at December 31, 2005 had (1) no revenue and (2) the reliance placed on the financial statements by our principal auditor Allen Roth PA was under the 20 % amount as specified in Rule 1001 (p). Total assets reported on the consolidated balance sheet for the Company on Form 10-KSB were $4,312,933. The assets reported on by Grant Thornton Amyot for Mego Gold LLC, (Reportable Assets - $322,613 or 7.5% of

Mr.      Karl Hiller
US Securities and Exchange Commission
July 21, 2006
Page 3


         consolidated assets) Global Gold Mining, LLC (Reportable Assets - $174,344 or 4% of consolidated assets) and SHA, LLC (Reportable Assets
         - $24,823 or 0.6 % of consolidated assets) represented approximately 12% of the total consolidated assets as reported in the consolidated balance sheet of the Company at December 31, 2005.

4. Note 3 of Rule 1001 (p)(3) further goes on to state the determination should be made at the beginning of the fiscal year using prior year information. At January 1, 2005, the beginning of the fiscal year, total assets of SHA LLC was approximately $20,000. As mentioned in Form 8-K, dated August 1, 2005, the Company acquired Mego Gold LLC only on August 1, 2005 (which means it was not in the prior year's financial statements), and for Global Gold Mining LLC (the representative office) total assets of that subsidiary (after elimination of intercompany accounts) represents approximately 4% of the total consolidated assets as previously defined above.

With respect to the specific points in your letter, we would like to address and respond to them as follows.

                             Part I -Audit Opinions

1. We will amend Form 10-KSB previously issued and delete the auditors report issued by Grant Thornton Amyot LLC for the representative office of Global Gold Mining, LLC, Mego Gold, LLC and SHA, LLC. It is the intention of our principal auditor, Allen Roth PA, not to rely on the Grant Thornton Amyot financial statements. Under PCAOB Rule AU Section 543.12, when the principal auditor decides not to make reference to audit of the other auditor, in addition to satisfying himself as to the matters described in AU Sec. 543.10, the principal auditor must obtain, and review further information as specified under Sec 543.12. It is the intention of our principal auditor to perform whatever steps are necessary to satisfy himself under Sec 543.12.

2. We will delete the auditor's report on Global Gold Corporation and subsidiaries financial statements and mark each page of the Form 10-KSB as previously filed as unaudited, with an explanatory note.

3.       We are working with our counsel to immediately file Form 8-K under Sec.
         4.02

Mr.      Karl Hiller
US Securities and Exchange Commission
July 21, 2006
Page 4
                       Part II - Principal Auditor Report

1. As already stated in Part I, our principal auditor is going perform additional steps under AU Sec. 543.12 to not make reference to the audit of another auditor.

                       Part III - Registration with PCAOB

1. As noted above in this letter, the test under Rule Sec 1001(p)(ii) has not been met, and Grant Thornton Amyot did not play a "substantial role" in the audit of the issuer. That firm is not registered with PCAOB, but in the circumstances, the Company believed that inclusion of its report was beneficial to the public.

                        Part IV - Grant Thornton LLP USA

1. It is our understanding that if our principal auditor complies with Sec. AU 543.12, there is no requirement for Grant Thornton LLP USA to perform additional audit procedures. Furthermore, because Grant Thornton Amyot did not and will not "play a substantial role", no additional audit procedures are required. It should be noted that Allen Roth, PA is currently registered with PCAOB.

      Part V- Future Reliance on Grant Thornton Amyot by Principal Auditor

1. We have engaged Sherb & Co. LLP as new auditors. That firm has advised that it will provide a supplemental response on this point next week upon the return of the Engagement Partner from abroad.
                         Part VI - Change to Cash Flows

1. With the filing of the Amended Form 10-KSBs, we will reflect the net income (loss) for shareholders as the opening line on cash flow.

     As requested, we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities law of the USA.

Very truly yours,


Lester S. Caesar
Chief Financial Officer